Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Unaudited First Half of 2020

Financial Results

Beijing, September 3, 2020 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced its unaudited financial results for the six months ended June 30, 2020.

First Half of 2020 Financial and Operating Highlights

All comparisons are made on a year-over-year basis.

•	Total revenues increased to $1,392 thousand from $30 thousand.
•	Gross profit increased to $1,313 thousand from negative $8 thousand.
•	Net loss decreased to $305 thousand from $1,505 thousand.

Ms. Hua Zhou, Chairperson of the Board and Chief Executive Officer, commented “We are pleased with the operating results of our first half year. We have increased our revenues to $1.4 million, with a non-GAAP operating income of $0.53 million. Due to the uncertainty as a result of global pandemic and new product development, the Company will not provide a financial forecast for the second half of 2020. The digital assets industry has tremendous opportunity, and we are looking forward to capturing the opportunity of the market growth.”

FINANCIAL RESULTS

For the Six Months Ended June 30, 2020:

Revenues were $1,392 thousand in the first half of 2020, an increase from $30 thousand in the first half of 2019. The revenues for the first half of 2020 were generated mainly from software update and maintenance services provided to a customer of our blockchain-based digital asset infrastructure solutions business. The software update project was completed in the first half of 2020.

On May 21, 2019, the Company acquired Mercurity Limited (formerly known as Unicorn Investment Limited) and its subsidiaries to engage in the blockchain-based digital asset infrastructure solutions business and on July 22, 2019 divested the B2B food supply chain business. The $30 thousand revenues generated in the first half of 2019 consisted mainly of the software maintenance fees earned for the period from May 21 to June 30, 2019.

Cost of revenues were $79 thousand for the first half of 2020 associated with the new blockchain-based digital asset infrastructure solutions business, compared to $38 thousand in the same period of last year primarily associated with the new business for the period from May 21 to June 30, 2019.

Gross profit for the first half of 2020 was $1,313 thousand, compared to negative $8 thousand in the same period of last year.

General and administrative expenses increased to $756 thousand for the first half of 2020, compared to $76 thousand in the same period of last year. The general and administrative expenses consist primarily of the staff costs, office expenses and professional fees. The increase in general and administrative expenses primarily reflected (i) the increases in staff costs and office expenses as a result of our acquisition of NBpay Investment Limited in March 2020, and (ii) the staff costs and office expenses incurred associated with business of Mercurity Limited during the six-month period in 2020 compared to those incurred for the period from May 21 to June 30, 2019 after the Company acquired Mercurity Limited.

Impairment loss for the first half of 2020 was $835 thousand due to a decrease in fair value of digital assets the Company held. The Company did not incur such loss in the same period of last year.

Loss from operations in the first half of 2020 was $278 thousand generated compared to a loss from operations of $84 thousand in the same period of last year. Without the intangible asset impairment, the Company had a net operating income of $530 thousand.

Loss before provision for income taxes in the first half of 2020 was $305 thousand compared to a loss before provision for income taxes of $84 thousand in the same period of last year.

Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc. is a non-GAAP measure which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax expenses. Non-GAAP net income attributable to Mercurity Fintech Holding Inc. was $530 thousand in the first half of 2020 and non-GAAP net loss attributable to Mercurity Fintech Holding Inc. was $1,658 thousand in the same period of last year.

Cash and cash equivalents were $388 thousand as of June 30, 2020, compared to $435 thousand as of December 31, 2019. Total shareholders' equity as of June 30, 2020 was $11.3 million, compared to total shareholders' equity of $8.0 million as of December 31, 2019.

Non-GAAP Measures

To supplement the Company's consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("U.S.GAAP"), the Company uses non-GAAP financial measures, including Non-GAAP (loss)/income from continuing operations and Non-GAAP net (loss)/income attributable to the Company, that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss, share-based compensation and related provision for income tax expenses. The non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of the Company's operations and prospects for the future. The non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, the Company's calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in the Company's results of operations. The Company compensates for these limitations by providing reconciliations of non-GAAP financial measures to U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

BUSINESS OUTLOOK

Due to the uncertainty as a result of global pandemic and new product development, the Company will not provide a financial forecast for the 2nd half of 2020.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360-6428

SOURCE Mercurity Fintech Holding Inc.

MERCURITY FINTECH HOLDING

CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands, except for number of shares and per share (or ADS) data)

	For the six-month periods ended June 30
	2019	2020

Total Revenues	30	1,392
Cost of revenues	(38)	(79)
Gross profit	(8)	1,313

Operating expenses:
General and administrative	(76)	(756)
Impairment loss	-	(835)
Total operating expenses	(76)	(1,591)
Loss from operations	(84)	(278)
Interest income, net	-	3
Other expense, net	-	(30)
Loss before provision for income taxes	(84)	(305)
Income tax expenses	-	-
Loss from continuing operations	(84)	(305)

Discontinued operations:
Loss from discontinued operations	(1,421)	-
Net loss	(1,505)	(305)

Net loss per ordinary share
Basic	(0.00)	(0.00)
Diluted	(0.00)	(0.00)
Weighted average shares used in calculating net loss per ordinary share
Basic	1,619,027,948	2,388,513,555
Diluted	1,619,027,948	2,388,513,555

MERCURITY FINTECH HOLDING

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	For the six-month periods ended June 30
	2019	2020

Net loss	(1,505)	(305)
Other comprehensive loss
Change in cumulative foreign currency translation adjustment	(40)	(5)
Comprehensive loss	(1,545)	(310)

MERCURITY FINTECH HOLDING

CONSOLIDATED BALANCE SHEETS

(US dollars in thousands)

	December 31,	June 30,
	2019	2020
ASSETS:
Current assets:
Cash and cash equivalents	435	388
Accounts receivable, net	1,648	2,154
Prepaid expenses and other current assets, net	8	67
Amounts due from related parties	43	636
Total current assets	2,134	3,245
Non-current assets:
Intangible assets, net	1,208	373
Goodwill	5,529	8,107
Deferred tax assets	-	-
Total non-current assets	6,737	8,480
TOTAL ASSETS	8,871	11,725
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Accrued expenses and other current liabilities	836	433
Amounts due to related parties	-	29
Total current liabilities	836	462
TOTAL LIABILITIES	836	462
Commitments and contingencies
Shareholders' equity:
Ordinary shares	21	30
Additional paid-in capital	645,331	648,860
Accumulated deficit	(638,368)	(638,673)
Accumulated other comprehensive income	1,051	1,046
Total shareholders' equity	8,035	11,263
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,871	11,725

MERCURITY FINTECH HOLDING

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands)

	For the six-month periods ended June 30
	2019	2020
Loss from continuing operations	(84)	(305)
Net loss attributable to Mercurity Fintech Holding Inc.	(1,505)	(305)

Amortization of acquired intangible assets (a)	-	-
Provision for income tax expenses (b)	140	-
Share-based compensation (c)	(293)	-
Impairment loss (d)	-	835

Non-GAAP (loss)/income from continuing operations (d)	(84)	530
Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc.(a)(b)(c)(d)	(1,658)	530

Notes:

(a) Adjustment to exclude amortization of acquired intangible assets

(b) Adjustment to exclude provision for income tax expenses

(c) Adjustment to exclude share-based compensation

(d) Adjustment to exclude impairment loss